UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒     or    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐      No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Executive Officer Group Chief Financial Officer

Date: August 20, 2020

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2020

On August 14, 2020, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2020 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2020		June 30, 2020		June 30, 2020
Assets:
Cash and due from banks		¥61,768,573		¥63,188,842	$586,657
Call loans and bills bought		896,739		1,522,423	14,134
Receivables under resale agreements		8,753,816		6,349,067	58,946
Receivables under securities borrowing transactions		5,005,103		4,583,526	42,554
Monetary claims bought		4,559,429		4,453,144	41,344
Trading assets		7,361,253		6,843,029	63,532
Money held in trust		353		333	3
Securities	*2	27,128,751	*2	30,054,755	279,034
Loans and bills discounted	*1	82,517,609	*1	87,106,793	808,716
Foreign exchanges		2,063,284		2,325,320	21,589
Lease receivables and investment assets		219,733		218,706	2,031
Other assets		8,298,393		8,429,059	78,257
Tangible fixed assets		1,450,323		1,433,857	13,312
Intangible fixed assets		753,579		751,024	6,973
Net defined benefit asset		230,573		238,337	2,213
Deferred tax assets		26,314		25,643	238
Customers’ liabilities for acceptances and guarantees		9,308,882		9,154,430	84,991
Reserve for possible loan losses		(479,197)		(530,806)	(4,928)

Total assets		¥219,863,518		¥226,147,489	$2,099,596

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2020	June 30, 2020	June 30, 2020
Liabilities and net assets:
Liabilities:
Deposits	¥127,042,217	¥133,560,778	$1,240,004
Negotiable certificates of deposit	10,180,435	9,720,495	90,247
Call money and bills sold	3,740,539	3,742,254	34,744
Payables under repurchase agreements	13,237,913	12,644,340	117,392
Payables under securities lending transactions	2,385,607	2,254,131	20,928
Commercial paper	1,409,249	1,989,560	18,471
Trading liabilities	6,084,528	5,600,892	52,000
Borrowed money	15,210,894	16,052,089	149,031
Foreign exchanges	1,461,308	1,146,332	10,643
Short-term bonds	379,000	530,000	4,921
Bonds	9,235,639	9,021,436	83,757
Due to trust account	1,811,355	1,840,290	17,086
Other liabilities	7,011,967	7,309,725	67,865
Reserve for employee bonuses	73,868	27,150	252
Reserve for executive bonuses	3,362	—	—
Net defined benefit liability	35,777	35,738	332
Reserve for executive retirement benefits	1,270	860	8
Reserve for point service program	26,576	27,211	253
Reserve for reimbursement of deposits	4,687	3,571	33
Reserve for losses on interest repayment	142,890	134,522	1,249
Reserves under the special laws	3,145	3,364	31
Deferred tax liabilities	257,384	359,853	3,341
Deferred tax liabilities for land revaluation	30,111	30,096	279
Acceptances and guarantees	9,308,882	9,154,430	84,991

Total liabilities	209,078,615	215,189,129	1,997,857

Net assets:
Capital stock	2,339,964	2,339,964	21,725
Capital surplus	692,003	692,007	6,425
Retained earnings	6,336,311	6,243,623	57,967
Treasury stock	(13,983)	(13,751)	(128)

Total stockholders’ equity	9,354,296	9,261,844	85,989

Net unrealized gains (losses) on other securities	1,371,407	1,644,368	15,267
Net deferred gains (losses) on hedges	82,257	83,053	771
Land revaluation excess	36,878	36,860	342
Foreign currency translation adjustments	(32,839)	(43,823)	(407)
Accumulated remeasurements of defined benefit plans	(92,030)	(90,746)	(843)

Total accumulated other comprehensive income	1,365,673	1,629,711	15,131

Stock acquisition rights	2,064	1,846	17
Non-controlling interests	62,869	64,957	603

Total net assets	10,784,903	10,958,360	101,739

Total liabilities and net assets	¥219,863,518	¥226,147,489	$2,099,596

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2019		2020		2020
Ordinary income		¥1,158,185		¥970,393	$9,009
Interest income		634,901		499,178	4,634
Interest on loans and discounts		446,534		369,696	3,432
Interest and dividends on securities		68,240		64,159	596
Trust fees		1,002		1,143	11
Fees and commissions		307,293		279,735	2,597
Trading income		63,959		69,995	650
Other operating income		88,159		95,532	887
Other income	*1	62,868	*1	24,809	230
Ordinary expenses		896,743		852,261	7,913
Interest expenses		322,841		180,796	1,679
Interest on deposits		128,398		53,401	496
Fees and commissions payments		52,569		49,991	464
Trading losses		—		978	9
Other operating expenses		37,885		35,914	333
General and administrative expenses		432,641		420,908	3,908
Other expenses	*2	50,805	*2	163,670	1,520

Ordinary profit		261,442		118,131	1,097

Extraordinary gains	*3	22,010	*3	37	0
Extraordinary losses	*4	1,069	*4	1,346	13

Income before income taxes		282,383		116,823	1,085

Income taxes		60,688		30,758	286

Profit		221,695		86,064	799

Profit attributable to non-controlling interests		5,967		(30)	(0)

Profit attributable to owners of parent		¥215,727		¥86,095	$799

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2019	2020	2020
Profit	¥221,695	¥86,064	$799
Other comprehensive income (losses)	(55,999)	265,359	2,464
Net unrealized gains (losses) on other securities	(65,526)	277,614	2,577
Net deferred gains (losses) on hedges	53,910	3,732	35
Foreign currency translation adjustments	(45,657)	(10,602)	(98)
Remeasurements of defined benefit plans	748	1,610	15
Share of other comprehensive income of affiliates	525	(6,995)	(65)

Total comprehensive income	165,695	351,424	3,263

Comprehensive income attributable to owners of parent	158,949	350,151	3,251
Comprehensive income attributable to non-controlling interests	6,746	1,272	12

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“the Company”) was established on December 2, 2002 as a holding company for the SMBC group (“the Group”) through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of the Company and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of the Company.

The Company has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of the Company’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2020 which was ¥107.71 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Not applicable.

(2)	Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

(1)	Accounting Standard etc. for Fair Value Measurement (Changes in accounting policies due to application of new or revised accounting standards)

The Company applies “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30, July 4, 2019) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, July 4, 2019) from the beginning of the period for the three months ended June 30, 2020.

Due to the application, the measurement of the fair value of stocks with market price (including foreign stocks, hereinafter the same) in other securities is changed from the fair value method based on their average prices during the final month of fiscal year to the fair value method based on their fiscal year-end market prices. Derivative transactions are carried at fair value reflecting one’s credit risks and counterparty’s credit risks etc.

As for stocks with market price, in accordance with transitional treatment stipulated in Item 19 of “Accounting standards for fair value measurement” and Item 44-2 of “Accounting standard for financial instrument,” (ASBJ Statement No.10, July 4, 2019) the company has applied new accounting policies since the beginning of the period for the three months ended June 30, 2020. As for fair value of derivative transactions, in accordance with transitional treatment stipulated in Item 20 of Accounting standards for fair value measurement, the cumulative effects are adjusted to “Retained earnings” of the beginning of the period for the three months ended June 30, 2020, in the case that the new accounting policy is retroactively applied previous to the beginning of the period for the three months ended June 30, 2020.

As a result, “Trading assets” decreased by ¥66,010 million, “Other assets” decreased by ¥29,768 million, “Deferred tax assets” increased by ¥2,306 million, “Trading liabilities” decreased by ¥21,557 million, “Other liabilities” decreased by ¥14,495 million, “Deferred tax liabilities” decreased by ¥15,570 million, and “Retained earnings” decreased by ¥41,849 million at the beginning of the period for the three months ended June 30, 2020.

(2)

Changes in Recognition of installment-sales-related income and installment-sales-related expenses (Changes in accounting policies due to reasons other than application of new or revised accounting standards)

As for recognition of installment-sales-related income and installment-sales-related expenses, Sumitomo Mitsui Finance and Leasing Company, Limited (Hereinafter, “SMFL”), which conducts leasing business, had been applying installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales in accordance with “Implementation Guidance on Accounting Standards for Leasing Transactions” (ASBJ Guidance No.16, March 25, 2011). However, from the beginning of the period for the three months ended June 30, 2020, the net amount, which is calculated by deducting installment-sales-related expenses from installment-sales-related income, is recorded as “Interest on deferred payment.”

The change is conducted to properly reflect the fund transaction under the financial type installment-sales transactions on the consolidated financial statements due to SMFL became an equity method affiliate and other reasons.

These changes in accounting policies are applied retroactively, and therefore the quarterly consolidated financial statements for the three months ended June 30, 2019 and the consolidated financial statements for the fiscal year ended March 31, 2020 reflect the retroactive application. As a result, comparing before and after the retroactive application, “Ordinary income”, “Ordinary expenses”, and “Other operating expenses” decreased by ¥176,324 million respectively, “Interest income” increased by ¥9,361 million, and “Other operating income” decreased by ¥185,685 million, and there are no effects on “Ordinary profit”, “Income before income taxes”, “Profit” and “Profit attributable to owners of parent” for the three months ended June 30, 2019. There is also no cumulative effect on “Net assets” at the beginning for the fiscal year ended March 31, 2020.

(Applied special accounting methods used for preparing quarterly consolidated financial statements)

Accounting treatment of tax expenses

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2021 including the period for the three months ended June 30, 2020. Amounts of Income taxes include Income taxes-deferred.

(Additional information)

Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the amendment for the fiscal year ended June 30, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2020 and June 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	June 30, 2020
Bankrupt loans	¥13,978	¥71,814
Non-accrual loans	378,173	423,852
Past due loans (3 months or more)	14,400	19,579
Restructured loans	221,288	232,321

Risk-monitored loans	¥627,840	¥747,567

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2020 and June 30, 2020 were as follows:

	Millions of yen
	March 31, 2020	June 30, 2020
Guaranteed amount to privately-placed bonds	¥1,603,941	¥1,627,040

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the three months ended June 30, 2019 and 2020 included the following:

Three months ended June 30, 2019	Millions of yen	Three months ended June 30, 2020	Millions of yen
Gains on sales of stocks	¥37,186	Gains on sales of stocks	¥13,986

*2	Other expenses

“Other expenses” for the three months ended June 30, 2019 and 2020 included the following:

Three months ended June 30, 2019	Millions of yen	Three months ended June 30, 2020	Millions of yen
Provision for reserve for possible loan losses	¥23,031	Provision for reserve for possible loan losses	¥83,341
		Write-off of loans	34,033
		Equity derivative expenses	27,283

*3	Extraordinary gains

“Extraordinary gains” for the three months ended June 30, 2019 and 2020 included the following:

Three months ended June 30, 2019	Millions of yen	Three months ended June 30, 2020	Millions of yen
Gains on step acquisitions	¥21,997	Gains on disposal of fixed assets	¥37

*4	Extraordinary losses

“Extraordinary losses” for the three months ended June 30, 2019 and 2020 included the following:

Three months ended June 30, 2019	Millions of yen	Three months ended June 30, 2020	Millions of yen
Losses on impairment of fixed assets	¥650	Losses on impairment of fixed assets	¥980
Losses on disposal of fixed assets	419	Provision for reserve for eventual future operating losses from financial instruments transactions	218

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2020. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2019 and 2020 are as follows:

	Millions of yen
Three months ended June 30	2019	2020
Depreciation	¥50,803	¥52,820
Amortization of goodwill	4,337	4,383

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2019

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 27, 2019	Common stock	¥132,582	¥95	March 31, 2019	June 28, 2019	Retained earnings

Dividends paid in the three months ended June 30, 2020

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 26, 2020	Common stock	¥136,952	¥100	March 31, 2020	June 29, 2020	Retained earnings

(Notes to segment and other related information)

[Segment information]

1. Information on profit and loss amount by reportable segment

	Millions of yen
Three months ended June 30, 2019	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥144,341	¥302,568	¥159,833	¥135,020	¥(59,742)	¥682,021
Expenses	(68,978)	(252,729)	(90,719)	(14,279)	(5,936)	(432,641)
Others	10,468	430	15,465	6,902	(13,469)	19,796

Consolidated net business profit	¥85,830	¥50,270	¥84,579	¥127,644	¥(79,147)	¥269,176

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	Due to the reorganization of SMBC as of April 1, 2020, and the change of the revenue management system at SMBC Nikko, the result of the retroactive application for the three months ended June 30, 2019 is as follows:

	Millions of yen
Three months ended June 30, 2019	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥131,200	¥280,700	¥158,500	¥137,700	¥(26,079)	¥682,021
Expenses	(71,400)	(230,300)	(91,700)	(19,400)	(19,841)	(432,641)
Others	9,900	500	15,300	6,700	(12,604)	19,796

Consolidated net business profit	¥69,700	¥50,900	¥82,100	¥125,000	¥(58,524)	¥269,176

	Millions of yen
Three months ended June 30, 2020	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥120,400	¥261,700	¥168,000	¥147,800	¥(19,998)	¥677,902
Expenses	(70,200)	(222,000)	(90,500)	(19,800)	(18,408)	(420,908)
Others	8,400	600	5,000	9,600	(19,216)	4,384

Consolidated net business profit	¥58,600	¥40,300	¥82,500	¥137,600	¥(57,622)	¥261,378

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
	4.	“International Business Unit” was renamed as “Global Business Unit” as of April 1, 2020.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2019	Millions of yen
Consolidated net business profit	¥269,176
Other ordinary income (excluding equity in gains of affiliates)	43,071
Other ordinary expenses	(50,805)

Ordinary profit on quarterly consolidated statements of income	¥261,442

Note: Figures shown in the parenthesis represent the loss.

Three months ended June 30, 2020	Millions of yen
Consolidated net business profit	¥261,378
Other ordinary income (excluding equity in gains of affiliates)	20,424
Other ordinary expenses	(163,670)

Ordinary profit on quarterly consolidated statements of income	¥118,131

Note:     Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There are no significant matters to be disclosed regarding financial instruments.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.    Bonds classified as held-to-maturity

March 31, 2020	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥260,079	¥260,286	¥206
Japanese local government bonds	22,300	22,233	(66)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥282,379	¥282,519	¥140

Note: The fair values are based on their market prices and others at the end of the fiscal year.
June 30, 2020	Millions of yen
	Quarterly consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥260,038	¥260,130	¥91
Japanese local government bonds	22,300	22,220	(79)
Japanese corporate bonds	—	—	—
Other	—	—	—

Total	¥282,338	¥282,350	¥11

Note: The fair values are based on their market prices and others at the end of the period.

2.    Other securities

	Millions of yen
March 31, 2020	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,325,476	¥2,595,039	¥1,269,563
Bonds	10,045,878	10,067,396	21,517
Japanese government bonds	7,095,062	7,087,934	(7,128)
Japanese local government bonds	240,556	240,381	(174)
Japanese corporate bonds	2,710,259	2,739,079	28,820
Other	12,968,499	13,569,748	601,248

Total	¥24,339,854	¥26,232,183	¥1,892,329

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.

	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥26,403 million for the fiscal year ended March 31, 2020 that are recognized in the earnings by applying fair value hedge accounting.

	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2020	Millions of yen
Stocks	¥141,767
Other	275,254

Total	¥417,022

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
June 30, 2020	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,313,644	¥2,895,496	¥1,581,851
Bonds	13,625,700	13,643,399	17,698
Japanese government bonds	10,517,984	10,510,172	(7,811)
Japanese local government bonds	400,969	400,456	(513)
Japanese corporate bonds	2,706,747	2,732,770	26,023
Other	12,062,523	12,760,632	698,108

Total	¥27,001,869	¥29,299,527	¥2,297,658

Notes:	1.	Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.
	2.

Net unrealized gains (losses) on other securities shown above include losses of ¥18,822 million for the three months ended June 30, 2020 that are recognized in the earnings by applying fair value hedge accounting.

	3.	The quarterly consolidated balance sheet amounts of other securities not measured at fair values are as follows:

June 30, 2020	Millions of yen
Stocks	¥144,543
Others	272,506

Total	¥417,050

These amounts are not included in “2. Other securities” since their quarterly consolidated balance sheet amounts are not measured at fair value.

3.    Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding other securities whose quarterly consolidated balance sheet amounts are not measured at fair value) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the quarterly consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss. Valuation losses for the fiscal year ended March 31, 2020 and for the three months ended June 30, 2020 were ¥23,000 million and ¥6,686 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.    Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2020

There are no corresponding transactions.

Three months ended June 30, 2020

There are no corresponding transactions.

2.    Other money held in trust (Other than trading and held to maturity)

	Millions of yen
March 31, 2020	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥353	¥353	—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the fiscal year.

	Millions of yen
June 30, 2020	Acquisition cost	Quarterly consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥333	¥333	—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price and others at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥35,813,707	¥259	¥259
Interest rate options	165,274,577	36,798	36,798
Over-the-counter
Forward rate agreements	124,633,220	5	5
Interest rate swaps	466,801,624	571,893	571,893
Interest rate swaptions	13,828,841	(17,351)	(17,351)
Caps	72,307,535	(26,886)	(26,886)
Floors	5,429,126	(12,842)	(12,842)
Other	8,629,647	71,908	71,908

Total	/	¥623,785	¥623,785

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2020	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥34,308,819	¥(89)	¥(89)
Interest rate options	150,552,552	33,780	33,780
Over-the-counter
Forward rate agreements	157,363,385	(12)	(12)
Interest rate swaps	467,239,527	528,890	528,890
Interest rate swaptions	12,922,650	(4,314)	(4,314)
Caps	71,688,340	(27,299)	(27,299)
Floors	5,532,602	(15,043)	(15,043)
Other	8,444,621	72,625	72,625

Total	/	¥588,536	¥588,536

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥4,500	¥(7)	¥(7)
Over-the-counter
Currency swaps	55,227,153	(116,557)	(97,022)
Currency swaptions	1,019,127	1,336	1,336
Forward foreign exchange	80,636,837	(1,771)	(1,771)
Currency options	6,880,196	5,734	5,734

Total	/	¥(111,265)	¥(91,729)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
June 30, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥4,390	¥(28)	¥(28)
Over-the-counter
Currency swaps	60,443,146	(168,026)	(93,587)
Currency swaptions	776,913	655	655
Forward foreign exchange	77,714,106	(88,408)	(88,408)
Currency options	6,783,258	2,535	2,535

Total	/	¥(253,272)	¥(178,833)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2020
Listed
Equity price index futures	¥1,154,505	¥(5,948)	¥(5,948)
Equity price index options	1,101,351	(38,277)	(38,277)
Over-the-counter
Equity options	655,764	1,708	1,708
Equity index forward contracts	2,614	448	448
Equity index swaps	327,382	32,907	32,907

Total	/	¥(9,162)	¥(9,162)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
June 30, 2020
Listed
Equity price index futures	¥628,831	¥7,002	¥7,002
Equity price index options	956,544	(25,209)	(25,209)
Over-the-counter
Equity options	638,124	1,023	1,023
Equity index forward contracts	3,677	198	198
Equity index swaps	325,660	19,515	19,515

Total	/	¥2,530	¥2,530

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,236,106	¥1,039	¥1,039
Bond futures options	5,992	13	13
Over-the-counter
Bond forward contracts	499	0	0
Bond options	669,479	8,120	8,120

Total	/	¥9,174	¥9,174

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Bond futures	¥2,775,871	¥(38)	¥(38)
Bond futures options	52,153	(1)	(1)
Over-the-counter
Bond forward contracts	—	—	—
Bond options	153,574	82	82

Total	/	¥42	¥42

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥7,134	¥(208)	¥(208)
Over-the-counter
Commodity swaps	158,139	3,009	3,009
Commodity options	4,460	(619)	(619)

Total	/	¥2,181	¥2,181

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2020	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥82,021	¥(80)	¥(80)
Over-the-counter
Commodity swaps	108,380	2,516	2,516
Commodity options	4,546	(431)	(431)

Total	/	¥2,005	¥2,005

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2020	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,183,770	¥2,856	¥2,856

Total	/	¥2,856	¥2,856

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2020	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥2,321,178	¥(2,154)	¥(2,154)

Total	/	¥(2,154)	¥(2,154)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

Three months ended June 30	Millions of yen, except per share data and number of shares
	2019	2020
(i) Earnings per share	¥ 155.24	¥ 62.86
[The calculation method]
Profit attributable to owners of parent	215,727	86,095
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	215,727	86,095
Average number of common stock during the period (in thousands)	1,389,636	1,369,568
(ii) Earnings per share (diluted)	¥ 155.14	¥ 62.83
[The calculation method]
Adjustment for profit attributable to owners of parent	(7)	(0)
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	(7)	(0)
Increase in the number of common stock (in thousands)	846	722
Stock acquisition rights (in thousands)	846	722
Outline of dilutive shares which were not included in the calculation of “Earnings Per Share (diluted)” because they do not have dilutive effect and have significant changes from the fiscal year ended March 31, 2020 :	—	—

(Significant Subsequent Events)

There are no significant subsequent events to be disclosed.

(Others)

Not applicable.